SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                    Under The Securities Exchange Act of 1934

                               (Amendment No. 4)*

                             CRYOPAK INDUSTRIES INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                  22 89 04 108
                                 (CUSIP Number)

                           Esarbee Investments Limited
                               c/o Claridge, Inc.
                           1170 Peel Street, 8th Floor
                        Montreal, Quebec H3B 4P2, Canada
                                 (514) 878-5200
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                    (Copy to)
                               Guy P. Lander, Esq.
                       Davies Ward Phillips & Vineberg LLP
                 625 Madison Ave, 12th Floor, New York, NY 10022
                                 (212) 308-8866

                                  April 6, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Esarbee Investments Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

     WC
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,840,316*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,840,316*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,840,316
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

* Includes 1,388,888 common shares issuable upon conversion of Cdn.$500,000 principal amount of secured subordinate convertible debentures at Cdn.
      $0.36 per share and 148,809 common shares issuable upon exercise of currently exercisable warrants.

      This Amendment No. 4 ("Amendment No. 4") amends the Schedule 13D dated May 6, 2002, as amended by Amendment Nos. 1, 2 and 3 thereto (the "Schedule") filed by Esarbee Investments Limited ("Esarbee") and Andell Holdings, LLC regarding the common shares ("Common Shares") of Cryopak Industries Inc. (the "Issuer").

Item 2. Identity and Background.

      Item 2(a) of the Schedule is hereby amended by adding the following at the end thereof:

      This Amendment No. 4 is being filed on behalf of Esarbee Investments Limited ("Esarbee"). Schedule I to this Amendment No. 4 contains the name, residence or business address, present principal occupation and citizenship of the shareholder, trustees of the shareholder, executive officers and directors of Esarbee (the "Schedule I Persons").

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule is hereby amended by adding the following at the end thereof:

      On April 6, 2005, Esarbee acquired Cdn. $500,000 principal amount of secured subordinate convertible debentures ("Debentures") of the Issuer, which are convertible into Common Shares, for Cdn. $500,000. Esarbee used its working capital to acquire the Debentures.

Item 4. Purpose of Transaction.

      Item 4 of the Schedule is hereby amended by adding the following at the end thereof:

      Esarbee acquired the Debentures for general investment purposes. Except as set forth in this Amendment No. 4 and in the attached Exhibits, Esarbee does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Esarbee will, from time to time, review or reconsider its position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

      The second paragraph of Item 5(a) of the Schedule is deleted and replaced in the entirety by the following:

      (a) Esarbee owns beneficially (i) 1,302,619 Common Shares, (ii) 1,388,888 Common Shares issuable upon conversion of Cdn. $500,000 principal amount of Debentures at Cdn. $0.36 per share and (iii) 148,809 Common Shares issuable under currently exercisable warrants at an exercise price of Cdn. $2.22 per share, for a total beneficial ownership of 2,840,316 Common Shares, or 35.2% of the issued and outstanding Common Shares. The Common Share numbers in this Amendment No. 4 reflect a 1-for-6 reverse split of the Common Shares effected by the Issuer on March 21, 2005.

      Item 5(c) of the Schedule is amended by adding the following at the end thereof:

            Except as set forth in this Amendment No. 4, during the last sixty days there have been no transactions in the Common Shares effected by Esarbee, nor, to the best of its knowledge, any of the Schedule I Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Item 6 of the Schedule is amended by adding the following at the end thereof:

      On April 6, 2005, pursuant to a subscription agreement entered into on that date, Esarbee acquired Cdn. $500,000 principal amount of Debentures of the Issuer for Cdn. $500,000. The Debentures mature five years from the date of issuance and bear interest at 15% per annum, payable monthly in arrears. The Debentures are secured by a charge on the assets of the Issuer, subordinate to the security interest held by the Issuer's bank lender. The Debentures are convertible at any time after their issuance into Common Shares at the holder's option at Cdn.$0.36 per Common Share in the first two years, Cdn.$0.40 per share in the third year, Cdn.$0.44 per share in the fourth year, and Cdn.$0.49 per share in the fifth year. The Issuer has the option to repay the Debentures any time after one year from the date of issue or to require the holders to convert the Debentures if the Common Shares trade at a price in excess of 250% of the conversion price for at least 90 consecutive days.

      In connection with the sale of the Debentures to Esarbee and other investors, the Issuer and Esarbee entered into a General Security Agreement dated as of April 6, 2005, and a Collateral Agent Agreement dated as of April 6, 2005.

Item 7. Material to be Filed as Exhibits.

      1. Debenture Subscription Agreement (including the form of Secured Subordinate Convertible Debenture) dated as of April 6, 2005.

      2. General Security Agreement between Cryopak Industries Inc. and Esarbee Investments Limited, as collateral agreement, dated as of April 6, 2005.

      3. Collateral Agent Agreement between Cryopak Industries Inc. and Esarbee Investments Limited, dated as of April 6, 2005.

      4. Subscription Agreement, dated December 8, 2003, by and between Cryopak Industries Inc. and Esarbee Investments Limited.

      5.    Warrant Certificate for purchase of Common Shares dated December 8,
            2003.

      6. Amended and Restated Registration Rights Agreement, dated as of December 8, 2003, by and between Cryopak Industries Inc. and Esarbee Investments Limited.

      7.    Release dated December 8, 2003.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this statement is true, complete and correct.

Dated: April 15, 2005

                                        ESARBEE INVESTMENTS LIMITED


                                        By: /s/ Oded Tal
                                            ------------------------------------
                                            Name: Oded Tal
                                            Title: Vice-President, Investments

                                   SCHEDULE I
                       TO SCHEDULE 13D/A (AMENDMENT NO. 4)

    Information with Respect to the Shareholder, Trustees of the Shareholder, Executive Officers and Directors of Esarbee Investments Limited

      The following sets forth as to each of the shareholder, trustees of the shareholders, executive officers and directors of Esarbee Investments Limited: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Claridge, Inc., the business address of which is 1170 Peel Street, Montreal, Canada H3B 4P2, and each such individual identified below is a citizen of Canada. To the knowledge of Esarbee Investments Limited, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Shareholder
The Charles Rosner
Bronfman Family Trust

Trustees of The Charles Rosner Bronfman Family Trust
Stephen R Bronfman                                   Private Investor
Robert S. Vineberg         c/o Davies Ward           Attorney
                           Philips & Vineberg LLP
                           1501 McGill College Avenue
                           Montreal, Quebec, Canada H3A 3N9

Ellen Bronfman             c/o Andell Holdings, LLC  Private Investor
Hauptman                   10877 Wilshire Blvd.
                           Suite 2200
                           Los Angeles, CA  90024
Arnold M. Ludwick          Claridge, Inc.            Vice-Chairman

Executive Officers
Stephen R. Bronfman        Private Investor          Chairman
Robert Fetherstonhaugh     Claridge, Inc.            President
Richard P. Doyle           Claridge, Inc.            Vice President, Corporate
                                                     Planning
Oded Tal (Israeli citizen) Claridge, Inc.            Vice President, Investments
Zeno Santache              Claridge, Inc.            Chief Financial Officer
Christine Kofler           Claridge, Inc.            Secretary
Glenn Hamilton-Browne      Claridge, Inc.            Controller

Directors
Stephen R. Bronfman
Zeno Santache
Richard P. Doyle
Robert Fetherstonhaugh